UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE 13D

Under the Securities Exchange Act of 1934

On Track Innovations Ltd. (Name of Issuer)
Ordinary Shares, NIS 0.10 par value per share (Title of Class of Securities)
CINS M8791A 109 (CUSIP Number)
Philip Sassower 135 East 57th Street 12th Floor New York, New York 10022 (212) 759-1909	Copies to: David M. Warburg, Esq. Brown Raysman Millstein Felder & Steiner LLP 900 Third Avenue New York, New York 10022 (212) 895-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 20, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

CUSIP No. CINS M8791A 109	13D	Page 2 of 6 Pages

(1)	NAME OF REPORTING PERSONS: Philip S. Sassower

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	(7)	SOLE VOTING POWER -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER -0- shares
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER -0- shares

	(10)	SHARED DISPOSITIVE POWER -0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

(14)	TYPE OF REPORTING PERSON IN

CUSIP No. CINS M8791A 109	13D	Page 3 of 6 Pages

(1)	NAME OF REPORTING PERSONS: Phoenix Enterprises Family Fund, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-4116598

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	(7)	SOLE VOTING POWER -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER -0- shares
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER -0- shares

	(10)	SHARED DISPOSITIVE POWER -0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

(14)	TYPE OF REPORTING PERSON OO

CUSIP No. CINS M8791A 109	13D	Page 4 of 6 Pages

(1)	NAME OF REPORTING PERSONS: The Philip S. Sassower 1996 Charitable Remainder Annuity Trust I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-7097917

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES	(7)	SOLE VOTING POWER -0- shares
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER -0- shares
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER -0- shares

	(10)	SHARED DISPOSITIVE POWER -0- shares

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0- shares

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%

(14)	TYPE OF REPORTING PERSON OO

Page 5 of 6 Pages

        This Amendment No. 1 to Schedule 13D amends and supplements Item 5 of the Schedule 13D of Mr. Philip S. Sassower, Phoenix Enterprises Family Fund, LLC and The Philip S. Sassower 1996 Charitable Remainder Annuity Trust (collectively, the "Reporting Persons") with respect to the ordinary shares, NIS 0.10 par value per share (the "Ordinary Shares"), of On Track Innovations Ltd.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)   As a result of the sales of Ordinary Shares described in Item 5 (c) below, none of the Reporting Persons beneficially owns any Ordinary Shares.

        (b)   Not applicable.

        (c)   Since the initial filing on Schedule 13D by the Reporting Persons with respect to the Ordinary Shares, the Reporting Persons have made the following sales of Ordinary Shares:

Reporting Person	Date of Sale	Number of Shares Sold	Sale Price Per Share
Phoenix Enterprises Family Fund, LLC	Aug. 20, 2003	61,200	$4.1597
The Philip S. Sassower 1996 Charitable Remainder Annuity Trust	Aug. 20, 2003	142,770	$4.1597
The Philip S. Sassower 1996 Charitable Remainder Annuity Trust	Aug. 21, 2003	48,037	$3.9146
The Philip S. Sassower 1996 Charitable Remainder Annuity Trust	Aug. 22, 2003	27,993	$3.7565

        All such sales were made on the open market through a broker-dealer.

        (d)   Not applicable.

        (e)   On August 20, 2003, the Reporting Persons ceased to be the beneficial owner of more than 5% of the Ordinary Shares.

Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2003
/s/ Philip S. Sassower Philip S. Sassower

PHOENIX ENTERPRISES FAMILY FUND, LLC

	By:	/s/ Philip S. Sassower Philip S. Sassower, Managing Member

THE PHILIP S. SASSOWER 1996 CHARITABLE REMAINDER ANNUITY TRUST

	By:	/s/ Philip S. Sassower Philip S. Sassower, Co-Trustee